[letterhead of H. Bernt von Ohlen, Allianz Life Advisers, LLC]


18 May 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549
ATTN:  Tony Burak


         RE: Allianz Variable Insurance Products Trust (the "VIP Trust") File No. 333-83423
                  File No. 811-9491

Dear Mr. Burak:

On April 18, 2007, Michael Kosoff of the Staff communicated to us telephonically your comments on the VIP Trust's filings of Form N-CSR made on March 12, 2007.

Each of the comments is summarized below and followed by our response.


COMMENTS ON SPECIFIC FUNDS

1. For the AZL TargetPLUS Equity Fund, the fifth paragraph under the heading "Investment Concerns" of the Management's Discussion and Analysis, reads as follows:

                  BECAUSE THE FUND INVESTS IN A SINGLE INDUSTRY, ITS SHARES DO NOT REPRESENT A COMPLETE INVESTMENT PROGRAM. AS A NON-DIVERSIFIED AND SINGLE INDUSTRY FUND, THE VALUE OF THE SHARES MAY FLUCTUATE MORE THAN SHARES INVESTED IN A BROADER RANGE OF INDUSTRIES AND COMPANIES.

         This disclosure appears to be inconsistent with the registration statement which characterizes this Fund as a diversified fund.

         RESPONSE: The disclosure in question was inadvertently included in the Annual Report for the AZL TargetPLUS Equity Fund because of the improper use of a template for formatting the page on which the disclosure appears. This disclosure will be eliminated in future shareholder reports.

2. In the Expense Examples for each Fund, include a statement that the amounts shown do not reflect any contract and/or insurance charges.


         RESPONSE: The following disclosure will be included at the end of the first paragraph in future shareholder reports.

                  PLEASE NOTE THAT THE EXPENSES SHOWN IN EACH TABLE DO NOT REFLECT EXPENSES THAT APPLY TO THE SUBACCOUNT OR THE INSURANCE CONTRACT. IF THE EXPENSES THAT APPLY TO THE SUBACCOUNT OR THE INSURANCE CONTRACT WERE INCLUDED, YOUR COSTS WOULD HAVE BEEN HIGHER.

3.       The following anomalies were noted in the Schedules of Portfolio
         Investments:

            a. For the AZL Money Market Fund, please confirm that the amounts presented for the total cost of Certificates of Deposit and Corporate Bonds are correct as they do not appear reasonable when compared with the amounts presented for the total market value of each.

            b. For the AZL Oppenheimer International Growth Fund, please explain why shares of the common stock of Art Advanced Research Technologies, Inc. appear three times.

         RESPONSE: For the AZL Money Market Fund's Schedule of Portfolio Investments, the cost disclosed parenthetically for the Certificates of Deposit asset class was understated by $7,998,239, and the cost disclosed parenthetically for the Corporate Bonds asset class was overstated by $7,998,239. This was a result of the American Express Centurion and Bank of Nova Scotia securities being reclassified from the Corporate Bonds asset class to the Certificates of Deposit asset class in a later draft of the Schedule of Portfolio Investments. However, the necessary changes to the cost disclosed parenthetically for each asset class were not made at that time. The cost and value of total investments, as well as the principal amount and value of each security held, were correctly stated.

         For the AZL Oppenheimer International Growth Fund's Schedule of Portfolio Investments, the common stock of Art Advanced Research Technologies, Inc. appeared three times as the holdings were reflected among three different identifiers in the accounting system at that time for operational considerations. These holdings have since been consolidated in the accounting system and will be reported as one issuer in future Schedule of Portfolio Investments.


COMMENTS ON THE NOTES TO FINANCIAL STATEMENTS

4. Several of the Funds may invest a portion of their assets in securities of foreign issuers. For each of the Funds listed below, please enhance the discussion of portfolio security fair valuation to describe instances where significant events have occurred between the time of closing of foreign markets and the pricing of the Fund:

         o        AZL Dreyfus Founders Equity Growth Fund
         o        AZL First Trust Target Double Play Fund
         o        AZL Franklin Small Cap Value Fund
         o        AZL Jennison 20/20 Focus Fund
         o        AZL Jennison Growth Fund
         o        AZL Legg Mason Growth Fund
         o        AZL LMP Small Cap Growth Fund
         o        AZL Neuberger Berman Regency Fund
         o        AZL OCC Opportunity Fund
         o        AZL Van Kampen Aggressive Growth Fund
         o        AZL Van Kampen Comstock Fund
         o        AZL Van Kampen Strategic Growth Fund

         RESPONSE: We have noted this comment and will address it where appropriate in future shareholder reports.

5. Several Funds of the Trust may hold shares of investment companies in connection with the lending of portfolio securities. Please provide a description of the valuation policy with regards to these holdings for each Fund of the Trust, with the exception of the AZL First Trust Target Double Play Fund, AZL Money Market Fund, and AZL TargetPLUS Equity Fund.

         RESPONSE: Investments in other investment companies are valued at their published net asset value. Such disclosure will be included in future shareholder reports.

6. With regards to the AZL Oppenheimer Main Street Fund, please confirm the amount presented for the voluntary management fee reduction in Note 3 as the reduced amount is greater than the current management fee shown in the table.

         RESPONSE: Under the terms of the voluntary management fee reduction, the correct management fee is 0.75%. The number (0.90%) that appears in the note 3 to the Financial Statements is incorrect. This number will be corrected in future shareholder reports.

OTHER COMMENTS

7. Include a statement that the SAI includes additional information about the Fund Directors and is available without charge upon request and include the toll-free number according to Item 22(b)(6) of Form N-1A.

         RESPONSE: Such a statement will be included in future shareholder reports.


8. When disclosure in the registration statement indicates that portfolio manager compensation is based solely or in part on performance relative to a benchmark index, identify the specific benchmark used for the performance comparison. Note that the benchmark is identified in some, but not all, cases.

         RESPONSE: The specific benchmark has been identified in the registration statement in all cases where a portfolio manager's compensation is based solely or in part on performance relative to a benchmark. Please note that the response to comment 8 was previously filed with our response, dated April 27, 2007, to comments on the VIP Trust's Rule 485(a) filings made on February 5, 2007, and March 7, 2007.


The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.


Sincerely,

/s/ H. Bernt von Ohlen

C:  Troy Sheets
    Jeffrey W. Kletti
    Stephen G. Simon, Esq.
    Michael J. Radmer, Esq.
    Martin E. Lybecker, Esq.
    Kimberly K. Zavislak